UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2007            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated November 9, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 9, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                               Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                        November 9, 2007

Dejour to Raise US$1.95 Million Privately

November 9, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (AMEX: DEJ/ TSX-V: DEJ) (“Dejour”) announces its intent to issue one million flow-through common shares (“Shares”) at a price of US$1.95 (Cdn.$1.82) per Share, in a non-brokered private placement in Canada, subject to regulatory hold periods.

Up to 740,000 of the Shares are allocated to insiders of Dejour.

No finders’ fees will be paid in connection with the placement of the Shares. The closing of the placement and the issuance of the Shares is conditional upon approval of the listing of the Shares on the American Stock Exchange and the TSX Venture Exchange.

The aggregate proceeds from the placement are intended to complete funding of the $8mm CEE portion of the company’s initial $16mm E&P program currently underway in Canada, the balance of which is funded from working capital.

This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

The Company is listed on the American Stock Exchange (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.